UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001- 16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:
Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:
Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2400
Atlanta, Georgia 30309

REQUIRED INFORMATION
The following documents are filed as part of this report:
1.	Audited Financial Statements
Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009
Notes to Financial Statements
Supplemental Schedule

2.	Exhibits The following exhibit is filed with this report: Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010	By:	Acuity Brands, Inc.
Plan Administrator

	By:	/s/ Vernon J. Nagel
		Name:	Vernon J. Nagel
		Title:	Chairman, President and Chief Executive Officer

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
At December 31, 2009 and 2008 and for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Members of the Investment Committee
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2009 and 2008, and the changes in the net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 29, 2010

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2009

										Plan Interest
Filing		Employer	Participant	Plan Interest in		Excess			Net Assets	Percentage
Plan		Contributions	Contributions	Acuity DC Trust	Participant	Contributions	Net Assets at	Valuation	Available for	in Acuity DC
No.	Plan Name	Receivable	Receivable	at Fair Value	Loans	Payable	Fair Value	Adjustment *	Benefit	Trust
033	Acuity Brands, Inc. 401(k) Plan	$59,052	$27,298	$164,610,359	$1,986,860	$(146,360)	$166,537,210	$(1,082,355)	$165,454,855	86.7%
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	388	5,199	2,177,900	73,684	—	2,257,171	(18,653)	2,238,518	1.2%
069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	553	1,222	6,377,280	89,008	—	6,468,063	(58,606)	6,409,457	3.4%
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	6,445	8,097	16,223,585	671,209	—	16,909,336	(241,866)	16,667,470	8.7%
See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2008

								Plan Interest
Filing		Plan Interest in		Excess			Net Assets	Percentage in
Plan		Acuity DC Trust	Participant	Contributions	Net Assets at	Valuation	Available for	Acuity DC
No.	Plan Name	at Fair Value	Loans	Payable	Fair Value	Adjustment *	Benefit	Trust
033	Acuity Brands, Inc. 401(k) Plan	$142,621,053	$2,246,215	$(11,818)	$144,855,450	$1,601,936	$146,457,386	83.5%
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1,942,723	58,086	—	2,000,809	28,573	2,029,382	1.2%
069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	8,022,091	523,557	—	8,545,648	122,578	8,668,226	4.9%
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	16,919,245	1,007,333	—	17,926,578	378,683	18,305,261	10.4%
See accompanying notes.

*	Represents adjustment from fair value to contract value for interest in the Acuity DC Trust relative to fully benefit responsive investment contracts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

		Net Assets
		Available for				Net Investment	Plan	Net Assets Available
Filing		Benefits at January	Employer	Participant	Benefit	Gain from Acuity	Transfers,	for Benefits at
Plan No.	Plan Name	1, 2009	Contributions	Contributions	Payments	DC Trust	net	December 31, 2009
033	Acuity Brands, Inc. 401(k) Plan	$146,457,386	$3,399,330	$8,443,193	$(18,146,531)	$25,236,326	$65,151	$165,454,855
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	2,029,382	17,458	330,185	(399,002)	325,646	(65,151)	2,238,518
069	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	8,668,226	139,973	168,946	(3,660,200)	1,092,512	—	6,409,457
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	18,305,261	341,186	427,377	(4,389,108)	1,982,754	—	16,667,470
See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2009
1. Description of the Plans
General
The financial position of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively, the “Plans”) is included in the accompanying financial statements. The assets of the Plans other than participant loans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.
In 2009, all plans were amended to add provisions based on requirements from the IRS determination letter and to reflect certain provisions of the Section 415 regulations and Pension Protection Act (“PPA”). Both amendments clarified plan document language; no substantive changes were made to the plans. In addition, the plans were amended to allow for the participation by employees within the Sensor Switch 401(k) Plan in the plans effective September 1, 2009 and subsequent to the acquisition of Sensor Switch, Inc. by Acuity Brands Lighting, Inc. during 2009.
Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries (“Acuity Brands” or “the Company”). Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans further provide that forfeitures of Employer contributions may be used to pay plan administrative expenses or reduce future Employer contributions.
In the event of the cessation of operation of a plant, or the discontinuance of a segment of the Company’s business, plan participants shall automatically become fully vested in Employer contributions upon termination.
Loans
Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years and residential loans must be repaid within ten years.
Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.
Administration
Administration of the Plans is the responsibility of the members of the Company’s Investment Committee, which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2009.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
1. Description of the Plans (continued)
Plan Termination
Although the Company intends for the Plans to be permanent, the Plan agreements provide the Company the right to discontinue contributions or to terminate the Plans at any time.
In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.
In October 2008, the Company announced the planned closures of the Austin, Texas and Holophane Utica, Ohio facilities. The Holophane Utica, Ohio closure was completed in 2009 except for one remaining employee. The Austin, Texas closure has been delayed and is now anticipated to occur by September 2011. As a result, the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees incurred a partial Plan termination. The partial plan termination will cause any unvested accounts of employees affected by the partial plan termination to become fully vested and nonforfeitable.
In October 2008, the Company announced a staff reduction of the IBEW union employees at the Holophane Newark, Ohio facility. The staff reduction began in 2009. As a result, the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement will incur a partial Plan termination following the staff reduction. The partial plan termination will cause any unvested accounts of the IBEW employees affected by the termination to become fully vested and nonforfeitable.
Investment in Parties-In-Interest Common Stock
As of December 31, 2009 and 2008, the percentage of the Acuity DC Trust’s net assets invested in the common stock of Acuity Brands, Inc. was 2.9% and 3.5% respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
Funding Policy
The basis for determining participant (pre-tax) and Employer contributions is as follows:

Participant
Plan Name	Contributions	Employer Contributions
Acuity Brands, Inc. 401(k) Plan	1% to 50% of compensation	Matching contribution of 60% of the first 6% of participant compensation.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date are made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at 3% deferral.

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation	Plan provides that the matching contribution for hourly employees of Hydrel will be equal to 25% of the first 15% of a participant’s contributions and for hourly employees of Sensor Switch Inc will be equal to 60% of the first 6% of participant’s contributions.

Teamsters Local Union 673 — Midwest Regional Warehouse employees received an employer contribution equal to $.15 per hour worked in 2009 regardless of whether they made participant deferrals to the plan.

Employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	1% to 60% of compensation	Employees of Utica, Ohio hired on or after December 1, 2001 — 60% of participant contribution up to 6% of compensation. Employees of Utica, Ohio hired before December 1, 2001 — 33% of participant contribution up to 6% of compensation.

Employees of Metal Optics — 50% of participant contribution up to 6% of compensation.

All other employees of Holophane — 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
Funding Policy (continued)

Participant
Plan Name	Contributions	Employer Contributions
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation	IBEW Local 1853 — Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Participating employees hired prior to December 16, 2001 receive match of 30% of the first 5% of compensation, plus basic 5% of annual compensation. Participating employees hired on or after December 16, 2001 receive a matching contribution of 50% of the first 6% of compensation.

USW Local Nos. 4, 105 and 525 — Effective August 6, 2007, for participating employees hired prior to August 5, 2002, 30% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive a matching contribution of 60% of the first 6% of participant deferrals. Prior to August 6, 2007, for participating employees hired prior to August 5, 2002, 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive a matching contribution of 50% of the first 6% of compensation.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The accounts of the Plans are maintained by the trustee, Merrill Lynch National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Please see Notes 3 and 8 for further discussion of fair value measurements.
The Acuity DC Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) as part of the Stable Value Fund. The synthetic GICs each hold a diversified portfolio of investment contracts backed by high-quality bonds including corporate bonds, mortgage-backed securities, asset-backed securities, government securities, or units of collective trust funds holding corporate and government bonds. Bonds or units of collective trust funds are held in the name of the Acuity DC Trust. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Accounting Standards Codification (“ASC”) 946, Financial Services—Investment Companies, (“ASC 946”) and ASC 962, Plan Accounting—Defined Contribution Pension Plans, (“ASC 962”), the investments in synthetic GICs deemed to be fully benefit responsive are presented at fair value on the Statements of Net Assets Available for Benefits in the column Plan Interest in Acuity DC Trust. An adjustment column has also been included in the Statements of Net Assets Available for Benefits so that the ending value of the synthetic GICs are recorded at contract value in the Net Assets Available for Benefits.
Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The minimum crediting rate is 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plans’ sponsor or other Plans’ sponsor events which cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans’ ability to transact at contract value with members is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.
The average yield of the Stable Value Fund based on actual earnings was approximately 4.32% and 4.26% at December 31, 2009 and 2008, respectively. The average yield credited to members reflecting all investments in the Stable Value Fund was approximately 4.18% and 4.19% at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the fair values of the underlying assets of the synthetic GICs were $50,266,517 and $55,663,879, respectively. At December 31, 2009 and 2008, the values of the wrap contracts and book valuation adjustments included in the Acuity DC Trust were ($1,371,983) and $2,193,854, respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position on FASB Statement No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”), which was codified into ASC 820, to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP FAS 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly an on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP FAS157-4 for the reporting period ended December 31, 2009. Adoption of FSP FAS 157-4 did not have a material effect on the Plans’ net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended ASC 820 to allow entities to use net asset value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plans’ net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). The updates to the Codification require new disclosures around transfers into and out of Levels 1 and 2 in the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements related to Level 3 measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 with early adoption permitted, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years with early adoption permitted. The Company adopted the provisions of ASU 2010-06 effective March 1, 2010. The Company determined that the update had no impact on its financial position, results of operations, or cash flows upon adoption.
3. Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributed among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust. The fair value of net assets of the Acuity DC Trust is presented below as of December 31, 2009 and 2008.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)

		Plans’ Percentage Interest
	2009	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070

Mutual Funds
Vanguard S & P Index	$20,748,073	90.02%	1.80%	3.22%	4.96%
American Century Equity Income	13,159,738	90.41%	0.74%	3.82%	5.03%
T. Rowe Price Mid Cap Growth	15,263,841	88.02%	0.50%	3.75%	7.73%
Templeton Foreign	10,340,127	93.94%	0.68%	2.21%	3.18%
CRM Mid Cap Value	8,238,803	93.10%	0.67%	2.42%	3.81%
Vanguard Explorer	7,068,636	87.90%	1.12%	3.42%	7.56%
T Rowe Price Growth Stock	7,480,816	87.39%	0.84%	3.88%	7.89%
Northern Small Cap Value	6,199,163	94.49%	0.54%	2.40%	2.57%

Total Mutual Funds	88,499,197

Self-Directed Brokerage Accounts
Money Market Fund	2,197,237	99.53%	—%	0.21%	0.26%
Corporate Bonds	38,015	100.00%	—%	—%	—%
Mutual Funds	567,145	100.00%	—%	—%	—%
Preferred Stocks	22,596	100.00%	—%	—%	—%
Common Stocks	2,974,441	86.68%	—%	1.76%	11.56%

Total Self-Directed Brokerage Accounts	5,799,434

Common Stock
Acuity Brands Stock	5,468,176	94.64%	1.31%	2.34%	1.71%

Common/Collective Trusts
Dow Jones Target Today Fund	2,782,558	81.46%	1.76%	2.31%	14.47%
Dow Jones Target 2025 Fund	13,562,275	91.79%	1.58%	2.77%	3.86%
Dow Jones Target 2045 Fund	3,780,538	89.83%	1.05%	4.70%	4.42%
Dow Jones Target 2015 Fund	3,017,293	84.68%	2.99%	3.56%	8.77%
Dow Jones Target 2035 Fund	5,167,918	87.02%	1.63%	5.67%	5.68%
SSGA Bond Index	9,145,255	94.73%	0.94%	1.91%	2.42%

Total Common/Collective Trusts	37,455,837

103-12 Investment Entities
INVESCO Stable Value	52,015,445	77.23%	1.33%	4.18%	17.26%

Total Investments	189,238,090

Unallocated Cash	69,939
Accrued Investment Income	1,072
Adjustments for pending trades	132,425

Total Assets	189,441,526

Accrued expenses and other	(52,402)

Net Assets at fair value	189,389,124

Valuation Adjustment	(1,401,480)

Net Assets of the Acuity DC Trust	$187,987,644

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)

		Plans’ Percentage Interest
	2008	Plan	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 069	No. 070

Mutual Funds
Vanguard S & P Index	$17,713,767	89.39%	1.66%	3.46%	5.49%
American Century Equity Income	12,526,841	88.13%	0.58%	5.56%	5.73%
T. Rowe Price Mid Cap Growth	9,831,620	82.80%	0.61%	5.57%	11.02%
Templeton Foreign	6,724,828	90.86%	0.58%	3.53%	5.03%
CRM Mid Cap Value	6,495,117	91.10%	0.63%	3.55%	4.72%
Vanguard Explorer	5,630,237	85.95%	0.85%	4.63%	8.57%
T Rowe Price Growth Stock	5,072,491	85.48%	0.90%	4.65%	8.97%
Northern Small Cap Value	4,622,506	90.91%	0.90%	4.66%	3.53%

Total Mutual Funds	68,617,407

Self-Directed Brokerage Accounts
Money Market Fund	1,798,637	99.53%	—%	0.21%	0.26%
Corporate Bonds	29,590	100.00%	—%	—%	—%
Mutual Funds	461,239	100.00%	—%	—%	—%
Common Stocks	2,248,116	86.68%	—%	1.76%	11.56%

Total Self-Directed Brokerage Accounts	4,537,582

Common Stock
Acuity Brands Stock	5,959,738	93.56%	1.41%	3.10%	1.93%

Common/Collective Trusts
Dow Jones Target Today Fund	3,381,077	74.47%	1.96%	9.34%	14.23%
Dow Jones Target 2025 Fund	12,702,870	91.14%	1.36%	2.99%	4.51%
Dow Jones Target 2045 Fund	2,880,353	88.06%	0.65%	6.76%	4.53%
Dow Jones Target 2015 Fund	3,051,405	87.78%	2.22%	2.98%	7.02%
Dow Jones Target 2035 Fund	3,883,283	85.56%	1.51%	7.01%	5.92%
SSGA Bond Index	7,326,376	92.84%	0.92%	2.96%	3.28%

Total Common/Collective Trusts	33,225,364

103-12 Investment Entities
INVESCO Stable Value	57,102,683	75.15%	1.34%	5.75%	17.76%

Total Investments	169,442,774

Accrued Investment Income	3,748
Adjustments for pending trades	81,080

Total Assets	169,527,602

Accrued expenses and other	(22,490)

Net Assets at fair value	169,505,112

Valuation Adjustment	2,131,770

Net Assets of the Acuity DC Trust	$171,636,882

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)
The following investments are the components of the synthetic GICs:
DC Plans Master Trust Stable Value Fund

			2009	2009
		2009	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$5,608,032	$(122,461)	$5,485,571
Monumental	IGT MxMGR Core	7,731,847	(83,303)	7,648,544
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	12,208,052	(264,958)	11,943,094
Pacific Life Insurance	IGT MxMGR Int G/C	9,313,007	(390,120)	8,922,887
Rabobank Nederland	IGT MxMGR Int G/C	9,310,543	(409,108)	8,901,435
State Street Bank	IGT INVESCO Short Term Bond	6,095,036	(131,530)	5,963,506

Subtotal		50,266,517	(1,401,480)	48,865,037

Wrap Contracts		29,497	—	29,497

Cash:
State Street Bank	Cash	1,719,431	—	1,719,431

Total		$52,015,445	$(1,401,480)	$50,613,965

			2008	2008
		2008	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short Term Bond	$6,850,624	$260,945	$7,111,569
Monumental	IGT MxMGR Core	8,442,298	402,525	8,844,823
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	13,292,528	493,856	13,786,384
Pacific Life Insurance	IGT MxMGR Int G/C	9,884,079	354,940	10,239,019
Rabobank Nederland	IGT MxMGR Int G/C	10,409,175	371,814	10,780,989
State Street Bank	IGT INVESCO Short Term Bond	6,785,175	247,690	7,032,865

Subtotal		55,663,879	2,131,770	57,795,649

Wrap Contracts		62,084	—	62,084

Cash
State Street Bank	Cash	1,376,720	—	1,376,720

Total		$57,102,683	$2,131,770	$59,234,453

Investment results of the Acuity DC Trust for the year ended December 31, 2009 are as follows:

Interest income	$1,748,189
Net appreciation in fair value of common stock (quoted market prices)	140,289
Net investment gain from common/collective trust funds (quoted redemption values)	6,138,464
Net investment gain from mutual funds (quoted market prices)	20,610,296

Investment Results	$28,637,238

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)
In accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures, (“ASC 820”), the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans’ best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
The following table presents information about the Acuity DC Trust’s assets as of December 31, 2009 and 2008:

		Fair Value Measurements
		as of December 31, 2009
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Stable Value Fund Cash	$1,719,431	$1,719,431	$—	$—
Money Market Fund	2,197,237	2,197,237	—	—
U.S. Corporate Bonds	38,015	38,015	—	—
Company Stock	5,468,176	5,468,176		—
Equity Securities	2,997,037	2,997,037		—
Mutal Funds
US Equity Securities	78,726,216	78,726,216	—	—
International Equity Securitites	10,340,127	10,340,127	—	—
Common/Collective Trusts(1)	37,455,837	—	37,455,837	—
Guaranteed Investment Contracts(2)	50,296,014	—	50,266,517	29,497

	$189,238,090

		Fair Value Measurements
		as of December 31, 2008
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Stable Value Fund Cash	$1,376,720	$1,376,720	$—	$—
Money Market Fund	1,798,637	1,798,637	—	—
U.S. Corporate Bonds	29,590	29,590	—	—
Company Stock	5,959,738	5,959,738		—
Equity Securities	2,248,116	2,248,116		—
Mutal Funds
US Equity Securities	62,353,818	62,353,818	—	—
International Equity Securitites	6,724,828	6,724,828	—	—
Common/Collective Trusts(1)	33,225,364	—	33,225,364	—
Guaranteed Investment Contracts(2)	55,725,963	—	55,663,879	62,084

	$169,442,774

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
3. Acuity DC Trust (continued)

(1)	These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of US common stocks, US issued bonds, and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

(2)	These investments represent those within guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide sufficient redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The table below presents a summary of changes in the fair value of the Acuity DC Trust’s Level 3 assets for the years ended December 31, 2009 and 2008:

Year ended
December 31, 2009
Wrap Contracts
Balance, beginning of year	$62,084
Realized gains/(losses)	—
Unrealized gain relating to instruments still held at the reporting date	(32,587)
Purchases, sales, issuances, and settlements, net	—

Balance, end of year	$29,497

Year ended
December 31, 2008
Wrap Contracts
Balance, beginning of year	$—
Realized gains/(losses)	—
Unrealized loss relating to instruments still held at the reporting date	62,084
Purchases, sales, issuances, and settlements, net	—

Balance, end of year	$62,084

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
4. Income Tax Status
The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the Code and therefore, the related Trust is exempt from taxation. Subsequent to these determinations by the Internal Revenue Service, the Plans were amended and/or restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The Plan administrator believes the Plans are being operated in compliance with the applicable requirements of the Code and therefore believes the Plans as amended are qualified and the related trust is tax-exempt.
5. Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan
No.	Plan Name	2009	2008
033	Acuity Brands, Inc. 401(k) Plan	$68,751	$—
These benefit payments represent a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statements (contract value) and Form 5500 (fair value) in the amount of ($1,401,480). The Form 5500 has not yet been finalized. As such, the differences may vary. However, these differences are not expected to be material.
6. Excess Contributions Payable
As of December 31, 2009 and 2008, liabilities for excess contributions for the Acuity Brands, Inc. 401(k) Plan (Plan No. 033), as defined by the Code, were $146,360 and $11,818, respectively.
7. Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Fair Value Measurements
In accordance with ASC 820, Acuity Brands determines a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. Investments of the Acuity DC Trust, including guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices in an active market, quoted redemption values, or as determined by the Investment Manager using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.
The fair value of wrap contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of a wrap contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
8. Fair Value Measurements (continued)
The following table presents information about the Plans’ assets as of December 31, 2009 and 2008 (see Note 3 for fair value disclosures related to investments in master trust):

				Quoted Market	Significant
				Prices in Active	Other	Significant
			Fair Value	Markets for	Observable	Unobservable
Plan			as of	Identical Assets	Inputs	Inputs
No.	Plan Name	Assets	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

033	Acuity Brands, Inc. 401(k) Plan	Participant Loans	$1,986,860			$1,986,860
		Investment in Master Trust	164,610,359

			166,597,219

067	Acuity Lighting Group, Inc. 401(k)	Participant Loans	73,684			73,684
	Plan for Hourly Employees	Investment in Master Trust	2,177,900

			2,251,584

069	Holophane Division of Acuity	Participant Loans	89,008			89,008
	Lighting Group 401(k) Plan for	Investment in Master Trust	6,377,280

			6,466,288

070	Holophane Division of Acuity	Participant Loans	671,209			671,209
	Lighting Group 401(k) Plan for	Investment in Master Trust	16,223,585

	Hourly Employees covered by a		$16,894,793
	Collective Bargaining Agreement

				Fair Value Measurements
				as of December 31, 2008

				Quoted Market	Significant
				Prices in Active	Other	Significant
			Fair Value	Markets for	Observable	Unobservable
Plan			as of	Identical Assets	Inputs	Inputs
No.	Plan Name	Assets	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

033	Acuity Brands, Inc. 401(k) Plan	Participant Loans	$2,246,215			$2,246,215
		Investment in Master Trust	142,621,053

			144,867,268

067	Acuity Lighting Group, Inc. 401(k)	Participant Loans	58,086			58,086
	Plan for Hourly Employees	Investment in Master Trust	1,942,723

			2,000,809

069	Holophane Division of Acuity	Participant Loans	523,557			523,557
	Lighting Group 401(k) Plan for	Investment in Master Trust	8,022,091

			8,545,648

070	Holophane Division of Acuity	Participant Loans	1,007,333			1,007,333
	Lighting Group 401(k) Plan for	Investment in Master Trust	16,919,245

	Hourly Employees covered by a Collective Bargaining Agreement		$17,926,578

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements (continued)
8. Fair Value Measurements (continued)
The table below presents a summary of changes in the fair value of the Plans’ level 3 assets for the years ended December 31, 2009 and 2008:

		Year ended December 31, 2009
			Purchases, sales,
Plan		Balance,	issuances, and	Balance,
No.	Plan Name	Beginning of Year	settlements, net	End of Year

033	Acuity Brands, Inc. 401(k) Plan	$2,246,215	$(259,355)	$1,986,860

067	Acuity Lighting Group, Inc. 401(k)
	Plan for Hourly Employees	58,086	15,598	73,684

069	Holophane Division of Acuity
	Lighting Group 401(k) Plan for
	Hourly Employees	523,557	(434,549)	89,008

070	Holophane Division of Acuity
	Lighting Group 401(k) Plan for
	Hourly Employees covered by a
	Collective Bargaining Agreement	1,007,333	(336,124)	671,209

		Year ended December 31, 2008
			Purchases, sales,
Plan		Balance,	issuances, and	Balance,
No.	Plan Name	Beginning of Year	settlements, net	End of Year

033	Acuity Brands, Inc. 401(k) Plan	$2,595,740	$(349,525)	$2,246,215

067	Acuity Lighting Group, Inc. 401(k)
	Plan for Hourly Employees	103,679	(45,593)	58,086

069	Holophane Division of Acuity
	Lighting Group 401(k) Plan for
	Hourly Employees	401,553	122,004	523,557

070	Holophane Division of Acuity
	Lighting Group 401(k) Plan for
	Hourly Employees covered by a
	Collective Bargaining Agreement	819,313	188,020	1,007,333
9. Subsequent Events
In March 2010, the Company’s Board of Directors approved the merger of the assets of the Sensor Switch 401(k) Plan into the Acuity Brands, Inc. 401(k) Plan and the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees. The plan assets of the Sensor Switch 401(k) Plan were acquired by the Company as part of the acquisition of Sensor Switch, Inc., in April 2009. The value of the assets of the Sensor Switch 401(k) Plan was approximately $2.7 million at the time of the approval. The merger is expected to be effective on July 1, 2010.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

				Description of Investment
				Varying Maturity Dates
	Plan			and Interest Rates	Current
Plan Name	No.	EIN #	Identity of Issue *	Ranging from:	Value

Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.50% (various maturity dates)	$1,986,860

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 6.25% (various maturity dates)	73,684

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly	069	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	89,008

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly	070	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	671,209

*	Represents a party in interest

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.